

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Anthony Cappell
Chief Executive Officer
Chicago Atlantic Real Estate Finance, Inc.
420 North Wabash Avenue
Suite 500
Chicago, IL 60611

> **Re: Chicago Atlantic Real Estate Finance, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed November 12, 2021**
> **File No. 333-260505**

Dear Mr. Cappell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-11

Our Loan Origination Pipeline, page 7

1. We note your response to comment 7 in our letter dated October 8, 2021. Please tell us if the $105 million of anticipated loan commitments will be funded prior to the offering. If true, tell us how the you considered these loans in your SAB 1I analysis.

Collateral Overview, page 102

2. We note your response to comment 2 and your amended disclosure throughout. We note that your Summary section continues to characterize the loans' "strong collateral" as a competitive strength. Please further revise to clarify why management views such

collateral to be "strong" given the significant limitations you have discussed surrounding your ability to foreclose or otherwise realize the value related to the collateral. It also remains unclear to us why detailed information about the value of the real estate collateral and the coverage ratio is appropriate disclosure to provide to investors given that NASDAQ listing standards would prevent you from foreclosing and taking possession of such collateral. In this respect, we note that your supplemental response dated November 12, 2021 indicates that you do not intend to pursue a foreclosure and take possession of the property if it would violate listing standards. Please clarify the likelihood of pursuing a foreclosure judgement where the the real estate is sold directly to a third party as opposed to pursuing a sale of the loan to a third party. We also note that your response appears to focus on the importance of the collateral disclosure for any potential purchaser of the loan, but does not fully address why such disclosure is of similar importance to an investor. In this respect, we note your comparison to other mortgage REITs does not appear to take into account the ability of other mortgage REITs to foreclose and take possession of collateral in the event of a default. Please revise to remove the real estate collateral coverage and related disclosure from your prospectus or explain to us in detail why it is appropriate disclosure to present to investors.

You may contact Paul Cline at (202) 551-3851 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at (202) 551-6001 or Erin E. Martin at (202) 551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Owen J. Pinkerton, Esq.